EXHIBIT 99.1

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting	1

Reports of Independent Registered Public Accounting Firm	2 - 3

Consolidated Financial Statements

Consolidated Statements of Financial Position	4

Consolidated Statements of Operations and Comprehensive Loss	5

Consolidated Statements of Changes in Shareholders’ Equity	6 - 7

Consolidated Statements of Cash Flows	8

Notes to Consolidated Financial Statements	9 - 37

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Levon Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at March 31, 2012 and 2011, and April 1, 2010, and its financial performance and its cash flows for the years ended March 31, 2012 and 2011 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Ron Tremblay”	“Annie Chan”
Ron Tremblay	Annie Chan
CEO	CFO

Vancouver, British Columbia
June 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the accompanying consolidated financial statements of Levon Resources Ltd., which comprise the consolidated statements of financial position as at March 31, 2012, March 31, 2011 and April 1, 2010, and the consolidated statements of operations and comprehensive loss, change in shareholders’ equity and cash flows for the years ended March 31, 2012 and March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd. as at March 31, 2012, March 31, 2011 and April 1, 2010, and its financial performance and its cash flows for the years ended March 31, 2012 and March 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at March 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 26, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
June 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited Levon Resources Ltd.’s (the “Company”) internal control over financial reporting as of March 31, 2012 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2012, March 31, 2011 and April 1, 2010 and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2012 and March 31, 2011 and our report dated June 26, 2012 expressed an unqualified opinion.

Chartered Accountants

Vancouver, Canada
June 26, 2012

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31, 2012	March 31, 2011	April 1, 2010
		(Note 17)	(Note 17)
ASSETS
Current
Cash and cash equivalents	$37,573,441	$19,850,757	$2,020,948
Amounts receivable	646,917	549,748	5,289
Prepaid expenses	49,773	46,736	22,823
Investments (Note 5)	20,486,258	23,326	23,880
	58,756,389	20,470,567	2,072,940

Non-current assets
Due from related parties (Note 11)	5,564	6,068	48,511
Reclamation deposits (Note 6)	32,629	32,629	32,629
Amounts receivable	1,409,566	-	-
Exploration and evaluation assets (Note 7)	124,559,961	124,719,961	105,380
Property and equipment (Note 8)	95,858	26,710	4,524

Total Assets	$184,859,967	$145,255,935	$2,263,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$388,653	$633,580	$69,802
Due to related parties (Note 11)	319,719	228,015	138,912

Total Liabilities	708,372	861,595	208,714

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	230,608,666	169,689,837	26,187,285
Reserves	16,464,015	24,720,954	1,259,150
Accumulated other comprehensive loss	(21,763)	(6,147)	(5,593)
Deficit	(62,899,323)	(50,010,304)	(25,385,572)

Total Equity	184,151,595	144,394,340	2,055,270

Total Liabilities and Shareholders’ Equity	$184,859,967	$145,255,935	$2,263,984

Approved on behalf of the Board:

“Gary Robertson”
…......................................................  Director
Gary Robertson

“Ron Tremblay”
…......................................................  Director
Ron Tremblay

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
Years ended March 31

	2012	2011
		(Note 17)
Expenses
Consulting and management fees (Note 11)	$1,007,640	$620,000
Depreciation	12,211	5,205
Exploration (Note 7)	10,792,719	7,641,461
Foreign exchange loss	154,227	61,002
Listing and filing fees	309,261	67,286
Office, occupancy and miscellaneous	182,491	142,127
Professional fees	338,551	271,320
Salaries and benefits	234,249	106,281
Share-based payments (Note 10)	251,082	15,538,692
Shareholder relations and promotion	249,556	114,532
Travel	203,492	116,191

Loss before other item	(13,735,479)	(24,684,097)

Other item
Interest income	610,646	41,996

Net Loss for Year	(13,124,833)	(24,642,101)

Other Comprehensive Loss
Unrealized loss on investments (Note 5)	(15,616)	(554)

Total Comprehensive Loss for Year	$(13,140,449)	$(24,642,655)

Loss Per Share, Basic and Diluted	$(0.07)	$(0.31)

Weighted Average Number of Common Shares Outstanding	194,269,099	78,689,400

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, April 1, 2010 (Note 17)	66,547,516	$26,187,285	$366,021	$893,129	$1,259,150	$(5,593)	$(25,385,572)	$2,055,270

Common shares issued for cash:
Private placement	14,805,353	9,065,037	-	2,038,978	2,038,978	-	-	11,104,015
Share issuance costs	-	(637,413)	-	-	-	-	-	(637,413)
Exercise of options	265,000	138,750	-	-	-	-	-	138,750
Exercise of warrants	8,958,484	3,723,824	-	-	-	-		3,723,824

Non-cash share issuance costs	-	(414,736)	-	414,736	414,736	-	-	-

Transfer of reserves on exercise of warrants and options	-	1,112,798	(101,058)	(1,011,740)	(1,112,798)	-	-	-
Transfer of expired warrants and options	-	-	(14,073)	(3,296)	(17,369)	-	17,369	-
Shares issued on acquisition of Valley High Ventures Ltd. (Note 4)	73,322,636	130,514,292	-	6,599,565	6,599,565	-		137,113,857
Share-based payments	-	-	15,538,692	-	15,538,692	-	-	15,538,692
Net loss for the year	-	-	-	-	-	-	(24,642,101)	(24,642,101)
Unrealized loss on available-for-sale securities	-	-	-	-	-	(554)	-	(554)

Balance, March 31, 2011 (Note 17)	163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,304)	$144,394,340

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2011	163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,304)	$144,394,340

Common shares issued for cash:
Brokered financing	20,600,000	40,170,000	-	-	-	-	-	40,170,000
Share issuance costs	-	(2,353,848)	-	-	-	-	-	(2,353,848)
Exercise of options	925,000	366,000	-	-	-	-	-	366,000
Exercise of warrants	14,325,443	14,464,470	-	-	-	-	-	14,464,470
Non-cash share issuance costs		(950,766)		950,766	950,766

Transfer of reserves on exercise of warrants and options	-	9,222,973	(291,601)	(8,931,372)	(9,222,973)	-	-	-

Shares issued on acquisition of Valley High Ventures Ltd. (Note 9)	4,991	-	-	-	-	-	-	-
Transfer of expired warrants and options			(235,814)	-	(235,814)	-	235,814	-
Share-based payments	-	-	251,082	-	251,082	-	-	251,082
Net loss for the year	-	-	-	-	-	-	(13,124,833)	(13,124,833)
Unrealized loss on available-for-sale securities	-	-	-	-	-	(15,616)	-	(15,616)

Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended March 31

	2012	2011
		(Note 17)
Operating Activities
Net loss	$(13,124,833)	$(24,642,101)
Items not involving cash:
Depreciation	20,089	5,205
Share-based payments	251,082	15,538,692
Foreign exchange gain	340,678	(166)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(1,509,772)	(148,300)
Accounts payable and accrued liabilities	(244,927)	518,422
Due from related parties	92,208	131,546

Cash Used in Operating Activities	(14,175,475)	(8,596,702)

Investing Activities
Recovery of expenditures on exploration and evaluation asset	160,000	-
Equipment acquisitions	(89,237)	(27,391)
Purchase of investments	(20,478,548)	-
Cash acquired on acquisition of Valley High Ventures Ltd., net of transaction costs	-	5,178,768
Advances from Valley High Ventures Ltd.	-	6,945,792

Cash Provided by (Used in) Investing Activities	(20,407,785)	12,097,169

Financing Activity
Issue of share capital for cash, net of issuance costs	52,646,622	14,329,176

Cash Provided by Financing Activity	52,646,622	14,329,176

Foreign Exchange Effect on Cash	(340,678)	166
Inflow of Cash	17,722,684	17,829,809
Cash and Cash Equivalents, Beginning of Year	19,850,757	2,020,948

Cash and Cash Equivalents, End of Year	$37,573,441	$19,850,757

Supplementary Information
Interest paid	$-	$-
Income tax paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

1.             NATURE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date.  The address of the Company’s registered office is Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

2.             BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF IFRS

Statement of compliance and conversion to International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first IFRS annual consolidated financial statements to be presented in accordance with IFRS, accordingly IFRS 1 First-time adoption of International Financial Reporting Standards has been applied. Previously the Company prepared its consolidated annual and interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 17 contains descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the consolidated statements of financial position as at April 1, 2010 and March 31, 2011 and the consolidated statements of operations and comprehensive loss and cash flows for the year ended March 31, 2011.

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.  The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect, subject to certain IFRS transition elections described in Note 17.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 26, 2012.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

2.             BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF IFRS (Continued)

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the recoverability and estimated useful lives of property and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	the provisions including the estimated reclamation provisions and environmental obligations;
•	the determination of the assumptions used in the calculation of share-based payments; and
•	the allocation of proceeds for unit offerings between share capital and warrants.

3.            SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia; Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, investments, due from related parties, due to related parties and accounts payable. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash and cash equivalents as FVTPL.  Certain investments are classified as available-for-sale and changes in fair value is recorded through other comprehensive income. Certain investments are classified as held-to-maturity, which is measured at amortized cost using the effective interest method. Amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Cash and cash equivalents

Cash and cash equivalents comprises cash, bank deposits, cashable guaranteed investment certificates (“GIC”) and short-term investments that are readily converted to known amounts of cash with original maturities of three months or less.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties.  The Company capitalizes all costs relating to the acquisition of mineral claims, and expenses all costs relating to the exploration and evaluation of mineral claims.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves.  When economically viable reserves have been determined, technical feasibility has been determined and the decision to proceed with development has been approved, the subsequent costs incurred for the development of that project will be capitalized as mining properties, a component of property, plant and equipment.

All capitalized exploration and evaluation assets are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that an exploration expenditure and evaluation assets are not expected to be recovered, they are charged to operations.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction-in-progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities and certain equipment will be depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Depreciation is calculated on a declining-balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%
Vehicles	30%
Machinery equipment	30%

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.            SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

At each reporting date, the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related exploration and evaluation assets. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to profit or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price for common shares.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based payments

The share option plan allows Company directors, employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payments expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the option’s grant date, and the fair value of non-employee options is measured at the date or over the period during which goods or services are received. The fair value of each tranche of options granted, which do not vest immediately on grant, is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payments is credited to the reserve for options. If the options are later exercised, their fair value is transferred from the reserve to share capital. If the options expire unexercised or are forfeited or cancelled subsequent to vesting, the initial fair value is transferred from the reserve to deficit.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares.  In the Company's case, diluted loss per share is the same as basic loss per share, as the effects of including all outstanding options and warrants would be anti-dilutive.

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the statement of financial position asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after April 1, 2012, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards effective April 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income Taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective April 1, 2013

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

3.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on April 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the mult iple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in OCI.

IFRS 9 is effective for the Company beginning on April 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

4.             ACQUISITION

On March 25, 2011, the Company acquired all the shares of VHV pursuant to a court-approved plan of arrangement (the “Arrangement”) providing the Company with 100% ownership in the Cordero Property.

Under the terms of the Arrangement, each former VHV shareholder received 1.0 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of VHV were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each VHV share that would previously have been issued, the warrant holder will receive one common share of the Company, and instead of receiving 0.125 of a Bearing share, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

4.             ACQUISITION (Continued)

As consideration for the acquisition, a total of 73,322,636 common shares were issued to VHV shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of VHV on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model.  This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to exploration and evaluation assets.  The allocation of the consideration given and net assets acquired of this transaction are summarized as follows:

Fair value of common shares issued	$130,514,292
Fair value of replacement warrants	6,599,565
Transaction costs	1,967,388
Settlement of pre-existing relationship	(6,945,792)

Total consideration	$132,135,453

Cash	$7,146,156
Amounts receivable	407,272
Prepaid expenses	12,800
Exploration and evaluation assets	124,614,581
Accounts payable and accrued liabilities	(45,356)

Net assets acquired	$132,135,453

5.             INVESTMENTS

At March 31, 2012, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	34,897	$27,918	$(25,126)	$2,792
Avino Silver & Gold Mines Ltd.	2,200	1,554	3,363	4,917
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(21,763)	$7,710
Held-to-maturity
T-Bill – 4.50% interest	197,500	$20,441,902	$36,646 *	20,478,548
				$20,486,258

* Accrued interest

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

5.             INVESTMENTS (Continued)

At March 31, 2011, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	34,897	$27,918	$(18,495)	$9,423
Avino Silver & Gold Mines Ltd.	2,200	1,554	12,348	13,902
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(6,147)	$23,326

At April 1, 2010, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc.	348,978	$27,918	$(6,979)	$20,939
Avino Silver & Gold Mines Ltd.	2,200	1,554	1,386	2,940
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(5,593)	$23,880

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. have common directors with the Company.  During the year ended March 31, 2011, Mill Bay Ventures Inc. had a 10:1 share consolidation.

6.             RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from July 27, 2012 to November 1, 2013 and interest rates ranging from 0.70% to 0.75%.

7.             EXPLORATION AND EVALUATION ASSETS

The Company has capitlized the following acquisition expenditures:

Cordero Sanson
Balance, April 1, 2010	$105,380
Costs incurred during the year (Note 4)	124,614,581
Balance, March 31, 2011	124,719,961
Costs recovered during the year	(160,000)
Balance, March 31, 2012	$124,559,961

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.             EXPLORATION AND EVALUATION ASSETS (Continued)

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations for the year ended March 31, 2012:

Cordero Sanson
(Note 7(c))

Assays	$1,595,134
Drilling and exploration	4,260,933
General supplies and services	591,319
Geological and management services	4,345,333
$10,792,719

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations for the year ended March 31, 2011:

	Congress	Cordero Sanson	Total
	(Note 7(a))	(Note 7(c))

Assays	$2,373	$530,935	$533,308
Assessment, permits and filing fees	-	273,894	273,894
Drilling and exploration	-	5,877,712	5,877,712
General supplies and services	-	126,671	126,671
Geological and management services	-	829,876	829,876
Balance, March 31, 2011	$2,373	$7,639,088	$7,641,461

(a)           Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25,1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(b)           Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.             EXPLORATION AND EVALUATION ASSETS (Continued)

(c)           Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

During the year ended March 31, 2011, the Company acquired 100% ownership of the property by way of the acquisition of VHV (Note 4).

(d)           Other claims include the Eagle Ruf and Norma Sass and Wayside as described below:

(i)            Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)           Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)          Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation assets

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

7.             EXPLORATION AND EVALUATION ASSETS (Continued)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.             PROPERTY AND EQUIPMENT

	Computer equipment	Furniture and equipment	Vehicles	Machinery equipment	TOTAL
	$	$	$	$	$
COST
Balance at April 1, 2010	2,256	8,443	-	-	10,699
Additions	4,735	-	22,656	-	27,391
Balance at March 31, 2011	6,991	8,443	22,656	-	38,090
Additions	850	22,072	-	66,315	89,237
Balance at March 31, 2012	7,841	30,515	22,656	66,315	127,327

ACCUMULATED DEPRECIATION
Balance at April 1, 2010	338	5,837	-	-	6,175
Depreciation	1,285	520	3,400	-	5,205
Balance at March 31, 2011	1,623	6,357	3,400	-	11,380
Depreciation	1,738	2,621	5,777	9,953	20,089
Balance at March 31, 2012	3,361	8,978	9,177	9,953	31,469

CARRYING AMOUNTS
At April 1, 2010	1,918	2,606	-	-	4,524
At March 31, 2011	5,368	2,086	19,256	-	26,710
At March 31, 2012	4,480	21,537	13,479	56,362	95,858

Of the depreciation balance of $20,089, $12,211 was expensed as depreciation expense and the remaining balance of $7,878 was expensed as exploration expenditures.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.             SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

During the year ended March 31, 2012:

On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per common share for gross proceeds of $40,170,000. The underwriters received a cash commission of 5.0% of the gross proceeds raised through the financing and common share purchase warrants equal to 5.0% of the number of common shares issued under the financing. Total share issuance costs of $3,304,614 were incurred, including cash commission of $2,008,500 and 1,030,000 broker warrants, exercisable at a price of $1.95 until November 19, 2012, valued at $950,766. The fair value of the broker warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.59%, dividend yield of nil, volatility of 83.82% and an expected life of 18 months.

925,000 stock options were exercised for gross proceeds of $366,000. The Company reallocated the fair value of these options previously recorded in the amount of $291,601 from reserve for options to share capital.

13,558,723 warrants were exercised for gross proceeds of $13,697,750. The Company reallocated the fair value of these warrants previously recorded in the amount of $7,801,211 from reserve for warrants to share capital.

766,720 broker warrants were exercised for gross proceeds of $766,720. The Company reallocated the fair value of these warrants previously recorded in the amount of $298,097 from reserve for warrants to share capital.

An additional 4,991 common shares were granted to a former VHV shareholder.  The additional shares were granted to correct and reflect the number of common shares that the former VHV shareholder should have received pursuant to the acquisition as described in Note 4. No fair value was assigned to these common shares on the basis that the fair value of these shares is part of the $130,514,292 fair value as described in Note 4.

During the year ended March 31, 2011:

On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,515. Each unit consisted of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The proceeds of the private placement have been allocated using the relative fair value method resulting in $9,065,037 recorded as share capital and $2,038,978 as reserve for warrants. The fair value of the warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 106.80% and an expected life of 18 months. Total share issuance costs of $1,052,149 were incurred for the private placement, including cash commission of $525,026 and 1,066,720 broker warrants, exercisable at a price of $1.00 until August 31, 2011, valued at $414,736. The fair value of the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 96.65% and an expected life of one year.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.             SHARE CAPITAL (Continued)

Issued (continued)

8,958,484 warrants were exercised for gross proceeds of $3,723,824. The Company reallocated the fair value of these warrants previously recorded in the amount of $1,011,740 from reserve for warrants to share capital.

An amount of 265,000 stock options were exercised for gross proceeds of $138,750.  The Company reallocated the fair value of these options previously recorded in the amount of $101,058 from reserve for options to share capital.

Share purchase warrants

For the years ended March 31, 2012 and 2011, share purchase warrant activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, April 1, 2010	8,698,484	$0.35
Issued	8,469,393	$1.17
Issued on acquisition of VHV	6,259,550	$0.78
Exercised	(8,958,484)	$0.42
Expired	(55,000)	$0.35
Balance, March 31, 2011	14,413,943	$1.01
Issued	1,030,000	$1.95
Exercised	(14,325,443)	$1.01
Expired	(88,500)	$0.69
Balance, March 31, 2012	1,030,000	$1.95

Details of share purchase warrants outstanding as of March 31, 2012 and 2011 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	March 31, 2012	March 31, 2011

June 21, 2011	$0.51	-	90,000
June 21, 2011	$0.60	-	2,244,750
August 31, 2011	$1.00	-	766,720
February 29, 2012	$1.20	-	7,387,673
April 8, 2012	$0.79	-	844,800
April 8, 2012	$0.92	-	3,080,000
November 19, 2012	$1.95	1,030,000	-
		1,030,000	14,413,943

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.             SHARE CAPITAL (Continued)

Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relations services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the years ended March 31, 2012 and 2011, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, April 1, 2010	1,900,000	$0.38
Granted	13,465,000	$1.40
Exercised	(265,000)	$0.52
Expired	(225,000)	$0.49
Stock options outstanding, March 31, 2011	14,875,000	$1.30
Granted	675,000	$1.50
Exercised	(925,000)	$0.40
Expired	(660,000)	$0.95
Stock options outstanding, March 31, 2012	13,965,000	$1.38

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

9.             SHARE CAPITAL (Continued)

A summary of stock options outstanding and exercisable as at March 31, 2012 and 2011 is as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

April 25, 2011	$0.21	-	350,000	-	350,000
October 2, 2011	$0.10	-	150,000	-	150,000
November 15, 2011	$1.35	-	50,000	-	18,750
November 15, 2011	$1.50	-	50,000	-	18,750
November 15, 2011	$2.00	-	50,000	-	18,750
March 15, 2012	$0.70	-	235,000	-	235,000
May 1, 2012	$0.85	-	100,000	-	91,667
May 1, 2012	$1.25	-	100,000	-	91,667
June 14, 2012	$0.85	100,000	100,000	100,000	79,167
June 14, 2012	$1.25	100,000	100,000	100,000	79,167
September 14, 2012	$0.35	100,000	150,000	100,000	150,000
September 14, 2012	$0.50	-	50,000	-	50,000
October 3, 2013	$1.50	200,000	-	50,000	-
November 15, 2013	$1.25	500,000	500,000	500,000	187,500
November 21, 2013	$1.50	250,000	-	62,500	-
April 28, 2014	$0.25	325,000	325,000	325,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 20, 2015	$0.65	400,000	700,000	400,000	700,000
September 3, 2015	$1.00	3,450,000	3,450,000	3,450,000	3,450,000
March 25, 2016	$1.65	8,115,000	8,215,000	8,115,000	8,215,000
October 3, 2016	$1.50	225,000	-	56,250	-
		13,965,000	14,875,000	13,458,750	14,410,418

10.           SHARE-BASED PAYMENTS

During the year ended March 31, 2012, the Company granted 675,000 stock options exercisable at $1.50 ranging from two to five years to consultants of the Company.

During the year ended March 31, 2011, the Company granted 13,465,000 stock options exercisable at prices ranging from $0.65 to $2.00, ranging from one to five years, to directors, officers, employees and consultants.

The Company recorded share-based payments of $251,082 (2011 - $15,538,692) on options issued, which vested during the year.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

10.          SHARE-BASED PAYMENTS (Continued)

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2012	2011
Weighted average assumptions:
Fair value at grant date	$0.54	$1.18
Risk-free interest rate	1.02%	2.43%
Expected dividend yield	-	-
Expected option life (years)	3.00	4.74
Expected share price volatility	91.25%	114.41%

11.          RELATED PARTY TRANSACTIONS

During the year ended March 31, 2012:

(a)
$326,263 (2011 - $159,267) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)	$6,291 (2011 - $3,386) was charged to the Company for exploration costs associated with the Company’s mineral properties in the state of Nevada from a public company with common directors.

(c)	$10,000 (2011 - $Nil) was paid for consulting fees to a private company controlled by a former officer of the Company.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

Due from related parties consists of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
ABC Drilling (i)	$5,564	$5,564	$5,564
Frobisher Securities Inc. (i)	-	504	-
Stone’s Throw Capital (ii)	-	-	42,947
	$5,564	$6,068	$48,511

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

11.          RELATED PARTY TRANSACTIONS (Continued)

Due to related parties consists of the following:

	March 31, 2012	March 31, 2011	April 1, 2010
Chevillion Exploration. (ii)	$225,147	$135,930	$57,698
Coral Gold Resources Ltd. (iii)	27,926	57,901	56,788
Oniva (i)	66,646	34,184	24,426
	$319,719	$228,015	$138,912

(i)            Oniva, ABC Drilling and Frobisher Securities Inc. are private companies related by way of common management and directors.

(ii)           Chevillion Exploration and Stone’s Throw Capital are private companies controlled by a director and officer of the Company.

(iii)          Coral Gold Resources Ltd. is a public company related by way of common directors.

Accounts payable includes $13,063 (2011 - $6,773) owed to a public company related by way of common directors and $52,606 (2011 - $20,145) owed to a private company related by way of common management and directors.  Accrued liabilities includes $139,500 (2011 - $Nil) owed to a private company controlled by a director and officer of the Company.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2012 and 2011 are as follows:

	March 31, 2012	March 31 , 2011
Salaries and benefits	$56,262	$47,450
Consulting and management fees	1,225,176	626,063
Share-based payments	-	13,430,456
	$1,281,438	$14,103,969

12.          SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	March 31, 2012	March 31, 2011
Canada	$128,487	$59,339
Mexico	124,559,961	124,719,961
	$124,688,448	$124,779,300

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

13.          COMMITMENTS

The Company has entered into consulting agreements expiring in 2014.  The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	March 31, 2012	March 31, 2011
Not later than 1 year	$129,765	$15,435
Later than one year and no later than 5 years	1,005,161	43,941
	$1,134,926	$59,376

14.          INCOME TAXES

A reconciliation of income tax recovery computed at the Canadian statutory rate of 26.13% (2011 – 28.0%) to income tax recovery (expense) for the years ended March 31 is as follows:

	2012	2011
Expected income tax recovery	$3,429,520	$6,899,788
Non-deductible expenses and other	(53,906)	(1,000)
Changes in timing differences	440,840	(192,142)
Share-based payments	(65,608)	(4,350,834)
Adjustments due to effective tax rate attributable to income taxes in other countries	284,133	126,736
Changes in income tax rates	(220,677)	(217,541)
Changes in unrecognized benefits	(3,814,302)	(2,265,007)
Income tax recovery (expense)	$-	$-

The components of the deferred tax assets (liabilities), after applying enacted Canadian rates of 25% (2011 - 25%) and enacted Mexico rates of 28% (2011 - 28%), are as follows:

	2012	2011
Deferred tax assets
Non-capital loss carry-forwards	$4,581	$-
Net deferred tax asset	4,581	-
Deferred tax liability
Investment securities	(4,581)	-
Net deferred tax liability	$-	$-

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

14.          INCOME TAXES (Continued)

As at March 31, 2012 and 2011, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2012	2011

Non-capital loss carry-forwards	$31,120,491	$17,717,076
Exploration and evaluation assets	9,257,756	9,020,984
Share issue costs	2,681,008	1,091,881
Other	3,902,278	3,874,386

Unrecognized deductible temporary differences	$46,961,533	$31,704,327

At March 31, 2012, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $11,332,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2014	$174,000
2015	166,000
2016	257,000
2027	338,000
2028	526,000
2029	296,000
2030	620,000
2031	2,884,000
2032	6,071,000
$11,332,000

15.          FINANCIAL INSTRUMENTS

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity.  Cash equivalents comprise cashable GICs with a maturity of one year or less and interest rates that range from 1.07% to 1.20%. Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

15.          FINANCIAL INSTRUMENTS (Continued)

(a)          Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	March 31, 2012	March 31, 2011
Cash and cash equivalents held at major financial institutions
Canada	$37,561,695	$19,222,255
Mexico	11,746	628,502

	37,573,441	19,850,757
Reclamation deposits held at major financial institution
Canada	32,629	32,629

Total	$37,606,070	$19,883,386

(b)          Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at March 31, 2012 in the amount of $37,573,441 (2011 - $19,850,757) in order to meet short-term business requirements. At March 31, 2012, the Company had current liabilities of $708,372 (2011 - $861,595). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)          Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

15.          FINANCIAL INSTRUMENTS (Continued)

(c)          Market risk (continued)

Interest rate risk (continued)

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2012.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	March 31, 2012		March 31, 2011
	MXN	USD	MXN	USD
Cash and cash equivalents	463,406	12,479,052	698,949	1,468,309
Amounts receivable	27,685,730	-	1,095,963	-
Accounts payable and accrued liabilities	(434,875)	-	(305,298)	(2,699)
Amounts due to related parties	-	(228,719)	-	(184,273)
Net exposure	27,714,261	12,250,333	1,489,614	1,281,337
Canadian dollar equivalent	$2,161,158	$12,239,808	$121,463	$1,242,384

Based on the net US dollar denominated asset and liability exposures as at March 31, 2012, a 3% (2011 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $367,000 (2011 - $221,000).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2012, a 3% (2011 - 5%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $65,000 (2011 - $6,000).

(d)          Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices, which is immaterial.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

15.          FINANCIAL INSTRUMENTS (Continued)

(e)          Classification of financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2012.

	Level 1	Level 2	Level 3
Investments	$20,486,258	$-	$-

16.          CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year ended March 31, 2012. The Company is not subject to external restrictions on its capital.

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 3 have been applied in preparing the consolidated financial statements for the year ended March 31, 2012, the comparative information for the year ended March 31 2011, the consolidated statement of financial position as at March 31, 2011 and the opening consolidated statement of financial position on the transition date, April 1, 2010, subject to IFRS 1 exemptions.

In preparing its opening IFRS consolidated statement of financial position and comparative information for the consolidated financial statements as at and for the year ended March 31, 2011, the Company has adjusted amounts previously reported in accordance with Canadian GAAP.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is described below.

The guidance for the first time adoption of IFRS is set out in IFRS 1. Under IFRS 1, IFRS is applied retrospectively at the transition date with all adjustments to assets and liabilities, as stated under Canadian GAAP charged to deficit, unless certain exemptions are applied. The Company has applied the following exemptions to its opening consolidated statement of financial position dated April 1, 2010:

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

(a)           Business combinations

The Company has elected to not apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the transition date.

(b)           Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to April 1, 2010.

(c)           Compound financial instruments

The Company has elected not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the transition date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its consolidated statement of financial position dated April 1, 2010:

(d)           Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of April 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and financial performance. In order to allow the users of the consolidated financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of financial position as at April 1, 2010 and March 31, 2011 and consolidated statements of operations and comprehensive loss and cash flows as at and for the year ended March 31, 2011 have been reconciled to IFRS, with the resulting differences explained below.

Notes on GAAP – IFRS Reconciliations

(a)
IAS 12 prohibits the recognition of a deferred tax liability where a taxable temporary difference arises on a transaction, which is not a business combination, and at the time of the transaction, affects neither accounting profit nor taxable profit or loss. Therefore, the deferred income tax liability previously recognized under GAAP on the acquisition of VHV on March 25, 2011, which was capitalized to exploration and evaluation assets, is reversed to conform to IFRS.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Notes on GAAP – IFRS Reconciliations (continued)

(b)
IFRS 2 requires that, in respect of share-based awards with vesting conditions, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is recognized over the vesting period of the respective tranches. In contrast, the Company recognized share-based payments on stock options granted prior to the transition date on the straight-line method under Canadian GAAP.

In addition, the implementation guidance of IFRS 2 recommends that the fair value of equity instruments issued to non-employees for services provided to the Company, where the fair value of the instruments cannot be directly determined by reference to the fair value of the services provided, should be measured over the period during which the services are rendered. Under Canadian GAAP, the Company measured the fair value of such equity instruments at each vesting and reporting date, rather than over the period of performance.

As noted earlier, the Company has elected to apply the exemption allowed by IFRS 1 with respect to equity instruments issued and vested prior to the transition date. However, several adjustments were required for options not yet fully vested at April 1, 2010 and those options granted during the year ended March 31, 2011, in order to recognize share-based payments arising thereon.

(c)
IAS 1 requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the April 1, 2010 transition date and the comparative dates of March 31, 2011, part of the contributed surplus related to the fair value of options issued as share-based awards and part to warrants issued under private placements.

Therefore, at April 1, 2010 the fair value attributable to options and warrants outstanding at that date was transferred from contributed surplus to “Reserve for options” and “Reserve for warrants”, respectively. The remaining balance of contributed surplus, which reflected the fair value of options and warrants no longer outstanding, was transferred to deficit, as permitted by IFRS 2.

(d)
IAS 16 requires that depreciation of property, plant and equipment be separately disclosed. Previously, this expense was included within the “office, occupancy and miscellaneous” expense category on the statement of operations. Under IFRS it will now be separately disclosed thereon.

(e)
On transition to IFRS, the Company elected to change its accounting policy to expensing all exploration expenditures, so as to align itself with policies adopted by other comparable companies at a similar stage of development in the mining industry.

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Consolidated Statements of Financial Position

		April 1, 2010			March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current
Cash and cash equivalents		$2,020,948	$-	$2,020,948	$19,850,757	$-	$19,850,757
Amounts receivable		5,289	-	5,289	549,748	-	549,748
Prepaid expenses		22,823	-	22,823	46,736	-	46,736
Investments		23,880	-	23,880	23,326	-	23,326
		2,072,940	-	2,072,940	20,470,567	-	20,470,567
Non-current
Due from related party		48,511	-	48,511	6,068	-	6,068
Reclamation deposit		32,629	-	32,629	32,629	-	32,629
Exploration and evaluation assets	(a)(e)	3,059,841	(2,954,461)	105,380	181,332,777	(56,612,816)	124,719,961
Property, plant and equipment		4,524	-	4,524	26,710	-	26,710
TOTAL ASSETS		$5,218,445	$(2,954,461)	$2,263,984	$201,868,751	$(56,612,816)	$145,255,935
LIABILITIES
Current
Accounts payable and accrued liabilities		$69,802	$-	$69,802	$633,580	-	$633,580
Due to related parties		138,912	-	138,912	228,015	-	228,015
		208,714	-	208,714	861,595	-	861,595
Non-current
Deferred income tax liability	(a)	-	-	-	47,273,250	(47,273,250)	-
		208,714	-	208,714	48,134,845	(47,273,250)	861,595
SHAREHOLDERS’ EQUITY
Share capital	(b)	26,187,285	-	26,187,285	169,682,557	7,280	169,689,837
Reserves (contributed surplus)	(b)(c)	1,360,276	(101,126)	1,259,150	24,912,993	(192,038)	24,720,955
Accumulated other comprehensive loss		(5,593)	-	(5,593)	(6,147)	-	(6,147)
Deficit	(b)(c)(e)	(22,532,237)	(2,853,335)	(25,385,572)	(40,855,497)	(9,154,808)	(50,010,305)
TOTAL EQUITY		5,009,731	(2,954,461)	2,055,270	153,733,906	(9,339,566)	144,394,340
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$5,218,445	$(2,954,461)	$2,263,984	$201,868,751	$(56,612,816)	$145,255,935

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Consolidated Statement of Operations and Comprehensive Loss

		Year ended March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Consulting and management fees		$620,000	$-	$620,000
Depreciation	(d)	-	5,205	5,205
Exploration	(e)	-	7,623,760	7,623,760
Foreign exchange loss		61,002	-	61,002
General exploration		17,701	-	17,701
Listing and filing fees		67,286	-	67,286
Office, occupancy and miscellaneous	(d)	147,332	(5,205)	142,127
Professional fees		271,320	-	271,320
Salaries and benefits		106,281	-	106,281
Shareholder relations and promotion		114,532	-	114,532
Share-based payments	(b)	15,604,956	(66,264)	15,538,692
Travel		116,191	-	116,191

Loss before other items and income tax		(17,126,601)	(7,557,496)	(24,684,097)

Other Items
Interest income		41,996	-	41,996
Write-down of exploration and evaluation assets	(e)	(1,238,655)	1,238,655	-
NET LOSS		(18,323,260)	(6,318,841)	(24,642,101)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies		(554)	-	(554)
TOTAL COMPREHENSIVE LOSS		$(18,323,814)	$(6,318,841)	$(24,642,655)

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

17.          FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Consolidated Statement of Cash Flows
		Year ended March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	(b)(e)	$(18,323,260)	$(6,318,841)	$(24,642,101)
Adjustments for non-cash items:			-
Depreciation		5,205	-	5,205
Share-based payments	(b)	15,604,956	(66,264)	15,538,692
Write-down of exploration and evaluation assets	(e)	1,238,655	(1,238,655)	-
Unrealized foreign exchange loss		(166)	-	(166)
		(1,474,610)	(7,623,760)	(9,098,370)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(148,300)	-	(148,300)
Accounts payable and accrued liabilities	(e)	518,607	(185)	518,422
Due from related parties		52,872	78,674	131,546
		(1,051,431)	(7,545,271)	(8,596,702)

INVESTING ACTIVITIES
Exploration and evaluation asset expenditures incurred	(e)	(7,545,271)	7,545,271	-
Purchase of equipment		(27,391)	-	(27,391)
Cash acquired on acquisition of Valley High Ventures Ltd., net of transaction costs		5,178,768	-	5,178,768
Advances from Valley High Ventures Ltd.		6,945,792	-	6,945,792
		4,551,898	7,545,271	12,097,169

FINANCING ACTIVITIES
Issue of capital stock for cash, net of issuance costs		14,329,176	-	14,329,176
		14,329,176	-	14,329,176
Effect of exchange rate fluctuations on cash held		166	-	166

Increase in cash and cash equivalents		17,829,809	-	17,829,809

CASH AND CASH EQUIVALENTS, Beginning		2,020,948	-	2,020,948

CASH AND CASH EQUIVALENTS, Ending		$19,850,757	$-	$19,850,757

LEVON RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)

18.           SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2012:

(a)
The Company granted 250,000 stock options to an employee providing investor relations services. The stock options are exercisable at $1.00 for five years and vest 25% every three months over a twelve-month period.

(b)	The Company granted 600,000 stock options to a director, officer and employee of the Company. The stock options are exercisable at $1.00 for five years and vest 25% every three months over a year.

(c)	325,000 stock options expired unexercised.